Exhibit 99.1

AirNet Announces Receipt of Notice From Nasdaq on Tolling of Minimum Bid Price Compliance Period

BEIJING, April 21, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it received a notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market Inc. ("Nasdaq") dated on April 17, 2020 stating a Nasdaq’s determination to toll the compliance periods for big price and market value of publicly held shares requirements (collectively, the “Price-based Requirements”) through June 30, 2020. The Notice further stated that on April 16, 2020, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission to toll the compliance periods for the Price-based Requirements .

Accordingly, since the Company had 163 calendar days remaining in its bid price compliance period as of April 16, 2020, the Company will, upon reinstatement of the Price-based Requirements, still have 163 days from July 1, 2020, or until December 10, 2020, to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by evidencing compliance with the Price-based Requirements for a minimum of 10 consecutive trading days.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, and formerly known as AirMedia Group Inc, AirNet (Nasdaq: ANTE) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com